May 6, 2026

Michael Breen
Chief Executive Officer
GT Biopharma, Inc.
505 Montgomery Street, 10th Floor
San Francisco, California 94111

       Re: GT Biopharma, Inc.
           Registration Statement on Form S-1
           Filed April 30, 2026
           File No. 333-295461
Dear Michael Breen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Alan A. Lanis, Jr.